

March 12, 2015

Via E-mail
Jerry Hug
Chief Executive Officer
SITO Mobile, Ltd.
100 Town Square Place, Suite 204
Jersey City, NJ 07310

> **Re:**   **SITO Mobile, Ltd.**
> **Form 10-K for the fiscal year ended September 30, 2014**
> **Filed December 2, 2014**
> **File No. 000-53744**

Dear Mr. Scanlon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2014

Item 15. Exhibits, Financial Statement Schedules, page 39

1.   We note that on July 24, 2014 you entered into a Share Purchase Agreement to acquire all the shares of DoubleVision. We also note that your Form 8-K filed on 7/29/14 pertaining to the DoubleVision acquisition indicated that your required financial statements and pro forma information would be filed no later than 71 calendar days after such Form 8-K. However, we were unable to locate these statements and information. Please advise. We refer you to Rule 8-04 and 8-05 of Regulation S-X as well as Item 9.01 of Form 8-K regarding financial statements and pro forma information of businesses acquired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant